COSMETIC SCIENCES, INC. AND SUBSIDIARY

Consolidated Financial Statements

Years Ended December 31, 1995 and 1994

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
COSMETIC SCIENCES, INC. AND SUBSIDIARY

                                                           Page
Independent Auditor's Report                               F - 2


Consolidated Balance Sheets as of December 31, 1995 and
  December 31, 1994                                        F - 3


Consolidated Statements of Operations for the years ended
  December 31, 1995 and 1994                               F - 4


Consolidated Statements of Shareholder's Equity for the
  years ended December 31, 1995 and 1994                   F - 5


Consolidated Statements of Cash Flows for the years ended
  December 31, 1995 and 1994                               F - 6


Notes to Consolidated Financial Statements                 F - 7

                                 F - 1

              INDEPENDENT AUDITORS' REPORT
              ----------------------------

To The Board of Directors
Cosmetic Sciences, Inc.


We have audited the accompanying balance sheets of Cosmetic Sciences, Inc. and subsidiary, as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosmetic Sciences, Inc., at December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Carpenter & Onorato, P.C.
Certified Public Accountants
Garden City, NY 11530
March 8, 1996

                         COSMETIC SCIENCES, INC. AND SUBSIDIARY
                               Consolidated Balance Sheets
                                      December 31,

                                                                     1995             1994
                                                                     ----             ----
                                              Assets
                                              ------

Current Assets:
     Cash                                                      $   511,563         $ 97,190

     Accounts receivable, net of allowance
        for doubtful accounts of $100,000
        and $48,190, respectively (note 2)                         895,131          803,664
     Prepaid expenses                                              146,809           72,756
                                                                ----------         ---------
           Total current assets                                  1,553,503          973,610

Property and equipment, net (note 5)                               118,591           38,449


Other assets:
     Deferred taxes (note 7)                                       259,000           468,000
     License, net (notes 3 and 6)                                  515,832           555,511
     Other                                                          11,197           7,123
                                                                ----------         ----------
           Total assets                                         $2,458,123         $2,042,693
                                                                ==========         ==========


        Liabilities and Shareholders' Equity
        ------------------------------------

Current liabilities:
     Accounts payable                                           $  222,677         $  204,695

     Accrued expenses (note 10)                                    543,974            325,683

     Customer deposits                                              59,146             71,270

     Notes payable (note 4)                                        148,449            218,449

     Payroll taxes payable (note 10)                               280,584            332,858

     Current portion of obligations under
        capital leases                                              12,845               -
                                                                 ---------          ---------
           Total current liabilities                             1,267,675          1,152,955
                                                                 ---------          ---------


Non-current liabilities:
     Long-term debt (note 4)                                        54,500             62,000

     Obligations under capital leases                               40,010                -
                                                                  ---------         ---------
        Total non-current liabilities                               94,510             62,000
                                                                  ---------         ---------
           Total liabilities                                     1,362,185          1,214,955
                                                                 ----------         ---------

Commitments and contingencies (notes 8, 9, and 10)

Minority interest in subsidiary                                    140,008             93,610
                                                                  ---------         ---------


Shareholders' equity (notes 6 and 7)
     Common stock, $.01 par value, 20,000,000
        shares authorized, 19,300,229 shares
        issued and outstanding                                     194,506             194,506
     Additional paid-in-capital                                    638,844             638,844
     Retained earnings (deficit)                                   122,580             (99,222)
                                                                  --------           ----------
        Total shareholders' equity                                 955,930             734,128
                                                                  --------           ----------
           Total liabilities and shareholders' equity           $2,458,123          $2,042,693
                                                                ===========         ===========

              See accompanying notes to consolidated financial statements.

                   COSMETIC SCIENCES, INC. AND SUBSIDIARY
                    Consolidated Statements of Operations
                          Years Ended December  31,



                                                             1995              1994
                                                             ----              ----

Net patient service revenue (note 2)                     $ 7,367,958         $4,610,190
                                                         -----------         ----------
Cost of services:
     Salaries                                              4,058,749          2,495,237
     Payroll taxes and other                                 647,447            405,667
                                                         -----------         ----------
        Total cost of services                             4,706,196          2,900,904
                                                         -----------         ----------
     Gross profit                                          2,661,762          1,709,286



Selling, general and administrative expenses               2,128,432          1,660,494
                                                         -----------          ---------

Provision for doubtful accounts                               51,810             48,190
                                                         -----------          ---------

     Income from operations                                  481,520                602


Interest expense                                               4,320             21,072
                                                         ------------         ---------

     Income (loss) before provision for income
        taxes and minority interest                          477,200            (20,470)


Provision for income taxes, income tax
     equivalent provision (note 7)                           209,000             36,000
                                                         ------------          --------

     Net income (loss) before minority interest              268,200            (56,470)


Minority interest in subsidiary net income (loss)             46,398             (8,889)
                                                         ------------          --------

     Net income (loss)                                   $   221,802         $  (47,581)
                                                         ===========         ===========
Primary earnings (loss) per share                        $    0.0107         $  (0.0025)
                                                         ============        ===========
Fully diluted earnings per share                         $    0.0105         $      -
                                                         ============        ===========

Weighted average number of shares outstanding:
     Primary                                             $20,823,555        $19,300,229
                                                         ============       ============

Fully diluted                                            $21,033,562             -
                                                         ============        ===========


        See accompanying notes to consolidated financial statements.

                         COSMETIC SCIENCES, INC. AND SUBSIDIARY
                     Consolidated Statements of Shareholders' Equity
                         Years Ended December 31, 1995 and 1994



                             Common Stock              Additional           Retained               Total
                                                                            Earnings            Shareholders'
                         Shares         Amount        Paid-in capital       (Deficit)              Equity
                      --------------------------      ---------------      -----------         --------------

December 31, 1993      $ 19,300,229   $ 194,506         $ 220,524          $ (51,641)            $ 363,389


Benefit of
  utilization of
  net operating
  loss carryforward          -            -              418,320               -                   418,320



Net loss                     -            -                 -               (47,581)               (47,581)
                       ------------   ---------        ----------         ----------             ----------


December 31, 1994        19,300,229     194,506          638,844            (99,222)               734,128



Net income                    -            -                -               221,802                221,802
                       -----------    ---------        ---------          ----------             ----------


December 31, 1995      $ 19,300,229   $ 194,506        $ 638,844           $122,580              $ 955,930
                       ============   =========        =========           =========             ==========

              See accompanying notes to consolidated financial statements.

                         COSMETIC SCIENCES, INC. AND SUBSIDIARY
                          Consolidated Statements of Cash Flows
                               Years Ended December  31,


                                                                                   1995            1994
                                                                                   ----            ----
Cash flows from operating activities:
- ------------------------------------
     Net income (loss)                                                         $  221,802      $  (47,581)
  Adjustments to reconcile net income (loss) to net
        cash provided by (used in) operating activities:
        Allowance for doubtful accounts                                            51,810          48,190
        Depreciation and amortization                                              36,273          20,051
        Amortization of intangible assets                                          39,679          39,679
        Provision for income taxes, income tax equivalent provision               209,000          36,000
        Minority interest in subsidiary income (loss)                              46,398          (8,889)
     Change in operating assets and liabilities:
        (Increase) in assets:
            Accounts receivable                                                  (143,276)       (284,988)
            Prepaid expenses                                                      (74,053)        (10,945)
            Security deposits                                                      (4,074)         (2,700)
        Increase (decrease) in liabilities:
            Accounts payable                                                       17,982          21,008
            Accrued expenses                                                      218,290         140,927
            Customer deposits                                                     (12,124)         20,919
            Payroll taxes payable                                                 (52,274)         68,042
                                                                               ------------     ----------
        Net cash provided by operating activities                                 555,433          39,713
                                                                               ------------     -----------
Cash flow from investing activity:
- ----------------------------------
     Purchase of property and equipment                                           (57,373)         (9,464)
                                                                               ------------      ---------
        Net cash (used in) investing activity                                     (57,373)         (9,464)
                                                                               ------------      ---------

Cash flow from financing activity:
- ----------------------------------
     Loans from affiliates                                                            -            61,949
     Payment of obligations under capital leases                                   (6,187)            -
     Repayment of loans                                                           (77,500)        (20,000)
                                                                               ------------       ---------
        Net cash (used in) provided by financing activities                       (83,687)         41,949
                                                                               ------------       ---------

Net increase in cash                                                              414,373          72,198


Cash at beginning of year                                                          97,190          24,992
                                                                               ------------       ---------

Cash at end of year                                                            $  511,563      $   97,190
                                                                               ============    ============

Supplemental disclosures:
        Equipment acquired under capital lease obligation                      $   59,042      $     -
                                                                               ============    ============
     Cash paid during the year for:
        Interest                                                               $    5,825      $    3,312
                                                                               ============    ============
        Income taxes                                                           $      654      $      479
                                                                               ============    ============

              See accompanying notes to consolidated financial statements.

                              COSMETIC SCIENCES, INC. AND SUBSIDIARY
                             Notes to Consolidated Financial Statements
                                          December 31, 1995




(1)   Significant Accounting Policies
- -------------------------------------
      (a)   Description of Business
            -------------------------
      Cosmetic Sciences, Inc. (C.S.I.) or (the Company), is primarily engaged in the business of providing health care services in the home through its 83% majority owned subsidiary, T.P.C. Home Care Services, Inc. (T.P.C.). C.S.I. is the holding company for T.P.C.

T.P.C. is a licensed home care provider servicing patients since 1980. T.P.C. has offices in New York and New Jersey, providing twenty four hour home care services.

On August 5, 1986, T.P.C. and its parent, C.S.I., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. On March 23, 1992, this plan of reorganization was confirmed by the United States Bankruptcy Court. On January 13, 1995, the bankruptcy court issued a final decree.

As part of the plan of reorganization, on October 8, 1993, per an agreement between C.O.S.S. Holding Corp. (C.O.S.S.), an investor group, and C.S.I. dated March 23, 1992, C.S.I. issued 12,749,658 shares of stock to C.O.S.S. for $250,000 in cash which resulted in C.O.S.S. owning a 66% interest in C.S.I. Also, unsecured creditors were given the option to receive a pro rata share of C.S.I.'s common stock or 12% of the allowed amount of their respective claims. This option resulted in C.S.I. issuing 1,388,959 shares of common stock to the unsecured creditors.

On October 31, 1995, C.S.I. entered into an agreement with Arbor Home Healthcare Holdings, LLC (Arbor) (in which Ivan Kaufman owns a 99% interest), by which C.S.I. granted Arbor the irrevocable option for C.S.I. to issue 13,000,000 shares of C.S.I. stock to Arbor at $.10 per share. This option agreement can be exercised by Arbor in two equal stock issuances of 6.5 million shares on or before June 21, 1996 and November 1, 1996, respectively. Upon exercising such option, Arbor will own approximately a 40% interest in C.S.I. In addition, per the agreement, C.O.S.S. has placed all of its 12,749,658 shares of C.S.I. common stock in a voting trust. Arbor has the right to direct the voting of all of the C.O.S.S. shares and to nominate a majority of the C.S.I. Board.

(b)   Principles of Consolidation
      ---------------------------
      The consolidated financial statements include the accounts of C.S.I. and its majority owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.



                                                                   (Continued)
      F - 7

COSMETIC SCIENCES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued



(c)  Revenue Recognition and Allowance for Doubtful Accounts
     -------------------------------------------------------
      Net patient service revenue is recorded at the Company's reimbursement rates or contracted rates. Such revenue is received from patients, third party payors and others for services rendered. A significant portion of the Company's revenue is received from third-party payors (i.e. Medicaid) and is subject to audit and adjustment by those payors. A provision for doubtful accounts is made for accounts receivable estimated to be uncollectible; which is based upon management's evaluation of relevant facts that effect the collectibility of accounts receivable.

(d)   Property and Equipment
      ----------------------
      Property and equipment are recorded at cost. The carrying amount of the assets and related accumulated depreciation and amortization are removed from the accounts when such assets are disposed of and the resulting gain or loss is included in operations. Depreciation and amortization of equipment and leasehold improvements are computed using the declining balance method for the following useful lives of the assets:


Furniture and fixtures      5 - 7 years


Equipment                     5   years


Leasehold improvements      lesser of the useful life of the

                            asset or the remaining lease period.


(e)   Post-retirement Health Care and Life Insurance Benefits
      -------------------------------------------------------
      The Company does not provide post-retirement benefits for its employees.

(f)   Income Taxes
      ------------
      In 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the future tax consequences attributable to temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at statutory rates expected to be in effect when such amounts are realized or settled. The effects of statutory tax law or rate changes are reflected in income in the period of enactment.

(g)   Net Income (Loss) per Common Share
      ----------------------------------
      Net income (loss) per common share is computed by dividing net income
(loss) by the weighted average number of common stock and common stock equivalents outstanding


                                                                   (Continued)
                      F - 8

COSMETIC SCIENCES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued


during each period. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options.

(2)   Concentration of Segment Risk
      -----------------------------
 T.P.C. provides temporary health care personnel to in-home patients in New York and New Jersey. T.P.C. grants credit to its patients who are insured under third-party payor agreements. Deposits are required for all private business. The mix of accounts receivable from private and third-party payors at December 31 were as follows:

                                           1995          1994
                                           ----          ----
Medicaid                                   62%           52%

Insurance                                   2            14


Other third-party payors                   29            23


Private                                     7            11
                                          ----          ----
                                          100%          100%
                                          ====          ====

 Historically, credit losses relating to customers have not been significant and have been within management's expectations.

(3)   Intangible Assets
      -----------------
      Intangible assets at December 31 are as follows:

                                           1995      1994
                                           ----      ----
License                                  $595,190  $595,190

    less accumulated amortization          79,358    39,679
                                         --------  --------
                                         $515,832  $555,511
                                         ========  ========

 The value of the above license was derived from the valuation of the entity's assets as part of its "Fresh Start Reporting" (see note 6).



                                                                   (Continued)
              F - 9

                         COSMETIC SCIENCES, INC. AND SUBSIDIARY
                  Notes to Consolidated Financial Statements, Continued


(4)   Notes Payable and Long-Term Debt
      --------------------------------
      Notes payable and long-term debt consist of the following at December 31:



                                                                  1995               1994
                                                                  ----               ----
            Note payable - Bank due on demand.
            $30,000 was paid in 1995 as full and
            complete satisfaction of the original
            $50,000 debt.                                      $     -            $ 50,000


            Note payable, non-interest bearing,
            payable in monthly installments of
            $1,500 with a final balloon payment
            of $26,000 due in August, 1998.
            Interest on this note was not imputed
            as the Company considers the amount to
            be immaterial.                                       72,500             80,000


            Notes payable, non-interest bearing and
            payable on demand.                                   80,000             80,000


            Due to Affiliated Parties (see note 8).              50,449             70,449
                                                               ---------          ---------

                Notes payable and long-term debt                202,949            280,449

                Less current portion                            148,449            218,449
                                                               ----------         ---------
                Long-term debt                                 $ 54,500           $ 62,000
                                                               ==========         =========

(5)   Property and Equipment
      ----------------------
      Property and equipment consist of the following:

                                                                  1995               1994
                                                                  ----               ----
                Furniture and fixtures                         $ 18,751           $ 15,723
                Machinery and equipment                         167,108            112,763
                Leasehold improvements                            7,039              7,039
                Equipment held under capital leases              59,042                -
                                                               ---------          ---------
                                                                251,940            135,525

                   less accumulated depreciation
                      and amortization                          133,349             97,076
                                                               ---------          ---------
                                                               $118,591           $ 38,449
                                                               =========          =========

(Continued)

COSMETIC SCIENCES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements, Continued

(6)   Fresh Start Reporting
      ---------------------
 On October 8, 1993, the Company, pursuant to the plan of reorganization, issued stock to C.O.S.S. in exchange for $250,000 and also issued stock to the unsecured creditors (see note 1). Accordingly, the Company implemented Statement of Position (SOP) 90-7, " Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." SOP 90-7 is applicable because pre-reorganization shareholders received less than 50% of the Company's new common stock and the reorganization value of the assets of the reorganized Company is less than the total of all post-petition liabilities and allowed claims.

SOP 90-7 requires an allocation of the reorganization value to the entity's assets. The Company's reorganization value was determined to be $838,204. Such reorganization value was first allocated to existing tangible assets (primarily cash and accounts receivable) at book value and next to Home Health Care Licenses (primarily state accreditation's and government agency contracts). The reorganization value of its assets was determined by valuing the Company's equity at the confirmation date (March 23, 1992), at fair value, and adding post reorganization liabilities (valued at present value which approximated fair value) on this date as reflected in the bankruptcy files.
The fair value of the Company's equity at the confirmation date was based on the average consideration received by the Company for the stock issued to C.O.S.S. and the unsecured creditors. Included in the reorganization value is the value for the Company's Home Health Care Licenses of $595,190. This asset is amortized by the straight line method over 15 years. Amortization expense for each year equals $39,679 and is included in selling, general and administrative expenses. The Company based the fifteen year amortization period on the nature of the licenses, the Company's historical experience with the licenses and management's estimate of the future term of the licenses. These licenses are subject to periodic audits by various state agencies. In general, material non compliance with state guidelines could result in a termination of the licenses. However, the Company has been awarded the licenses over the past ten years and is in compliance with all state guidelines as of December 31, 1995 and 1994, respectively.

Adopting "Fresh Start Reporting" resulted in the Company financial statements being prepared on the basis that a new reporting entity was created. Assets and liabilities were recorded at their estimated fair values and the Company's accumulated deficit was eliminated.

Obligations aggregating $688,090 were discharged pursuant to the plan of reorganization in 1992.

The effect of all "Fresh Start Reporting" adjustments resulted in income of $595,190 which should have been reflected in the Statement of Operations for the nine month period ended September 30, 1993. The accumulated deficit of $2,343,097 at October 8, 1993 was reclassified to additional paid-in capital.

(7)   Income Taxes
      ------------
"Fresh Start Reporting" requires the Company to report an income tax equivalent provision when there is book taxable income and a pre-reorganization net operating loss carryforward. This requirement applies despite the fact that the Company's pre-reorganization net operating loss carryforward would eliminate (or reduce) the related income tax payable. Therefore, the current and future year benefit related to the carryforward is not reflected in net loss, but instead is recorded as a direct increase to additional-paid-in-capital.
                                                                 (Continued)

                    COSMETIC SCIENCES INC. AND SUBSIDIARY
            Notes to Consolidated Financial Statements, Continued



      During the year ended December 31, 1994, the income tax equivalent provision and the associated increase in additional paid-in-capital amounted to $36,000 and $418,320, respectively. The income tax equivalent provision does not effect the Company's income tax liability.

The provision for income taxes consists of the following:

                                                             1995             1994
                                                             ----             ----
Current

    Federal                                               $   -              $   -

    State                                                     -                  -

Income tax equivalent provision                               -               36,000
                                                          --------           --------
                                                          $   -              $36,000
                                                          --------           --------

Deferred

    Federal                                               $160,500           $   -

    State                                                   48,500               -
                                                          --------           --------
                                                           209,000               -
                                                          --------           --------
                                                          $209,000           $36,000
                                                          ========           ========

Deferred tax assets consist of the following:


    Pre-reorganization net operating loss
       carryforward                                       $221,000          $451,000
    Allowance for doubtful accounts                         38,000            17,000
                                                          --------          --------
       Total deferred tax assets                          $259,000          $468,000
                                                          ========          ========

The following is a reconciliation of the effective income tax rate to the Federal statutory rate:


    Computed income tax expense (benefit) at 34%          $162,000           $(7,000)
    Increase in taxes resulting from:
       Nondeductible expenses                               15,000            35,000
       State income taxes, net of federal tax benefit       32,000             7,000
       Other - effect of graduated tax rates                  -                1,000
                                                          --------           --------
                                                          $209,000           $36,000
                                                          ========           ========

At December 31, 1995, the Company has a net operating loss carryforward (NOL) of approximately $650,000 for tax purposes, expiring beginning with the year 2000 through 2008.



                                                                    (Continued)

                   COSMETIC SCIENCES, INC. AND SUBSIDIARY
            Notes to Consolidated Financial Statements, Continued



(8)   Related Party Transactions
      --------------------------
      Notes payable consist of the following at December 31:


                                                            1995               1994
                                                            ----               ----
       C.O.S.S. holds a note which is non-interest
       bearing, and payable upon demand.                 $  25,449           $ 25,449



       An officer of T.P.C. holds a note
       which is non-interest bearing, and
       payable upon demand.                                   -                15,000



       An officer of the Company holds a note
       which bears an interest rate of 11% and
       is payable upon demand.  Annual interest
       expense amounted to $3,238 and $3,312,
       respectively.                                        25,000             30,000
                                                         ---------           ---------
                                                         $  50,449           $ 70,449
                                                         =========           =========


The landlord for the Company's corporate office is an officer of C.O.S.S. The annual rental is $39,140 per year, and shall be increased by 12% over the prior year's fixed minimum annual rent. The lease expires November 30, 2000.

On October 31, 1995, C.S.I. entered into an agreement with Arbor Management, LLC (in which Ivan Kaufman owns a 99% interest), for two years by which C.S.I. will pay $7,500 a month to Arbor Management, LLC for management services, including accounting, finance, human resources and marketing, rendered to the Company.

(9)   Commitments and Contingencies
      -----------------------------
T.P.C. conducts its operations from leased office spaces in New York and New Jersey. These leases expire at various dates through the year 2000. Management expects that in the normal course of business, these leases will be renewed or replaced by other leases. Rent expense for the years ended December 31 amounted to $104,965 and $68,920, respectively.

The Company is also the lessee of machinery and equipment under capital leases expiring in various years through 2000.





                                                                     (Continued)

                   COSMETIC SCIENCES, INC. AND SUBSIDIARY
                 Notes to Consolidated Financial Statements



As of December 31, future net minimum lease payments under capital and operating leases are as follows:

                                           1995
                                           ----

                                              Capital         Operating
                                              -------         ---------
                  1996                       $ 12,845        $  187,890

                  1997                         12,845           207,671

                  1998                         12,845           208,295

                  1999                          9,722           197,699

                  2000                          4,598           138,960

                  Thereafter                     -              326,462
                                             --------        ----------
                                             $ 52,855        $1,266,977
                                             ========        ===========

 The gross amount of assets recorded under capital lease obligations was $59,042
at December 31, 1995.    Interest on the capital lease obligations was not
imputed as the Company considers the amount to be immaterial.

Since filing its petition for bankruptcy in 1986, the Company has not filed the reports as required under the Securities Exchange Act of 1934 ("Exchange Act"). The Company last filed a Form 10K for the fiscal period ended December 31, 1985.

During the years in bankruptcy, the Company was unable to gather the financial and staffing resources to produce audited financial statements and therefore, has been delinquent in filing such reports. The Company has made an affirmative commitment to file the reports required under the Exchange Act.

(10)  Payroll Taxes Payable
      ---------------------
      Payroll taxes payable includes pre-petition liabilities to various federal and state governmental agencies in the amount of $221,443. In addition, included in accrued expenses are penalties and interest incurred for the late payment of payroll taxes totaling $102,979. The Company has commenced negotiations with a federal agency to settle those agencies claims. Management can make no assurances as to the outcome of these negotiations.